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                                                                   EXHIBIT 1.1



                                 PRESS RELEASE


     Belmont, CA. December 8, 1998. Interactive Network, Inc. announced today that it was shortly planning to file a plan of reorganization under its Chapter 11 bankruptcy proceeding, originally filed September 14, 1998, pursuant to a Settlement Agreement entered into in July 1998, ending protracted litigation with its major secured creditors/investors. The plan of reorganization contemplates payment to all the Company's creditors in full on their allowed claims, and the conversion by the Company's secured creditors/investors (TCI, NBC, Motorola and Sprint) of approximately $39,000,000 in debt (including accrued interest) into approximately 7,800,000 shares of the Company's Common Stock, and the release by the secured creditors of their liens on the Company's assets, including its patent portfolio. The Company intends to contest certain creditors' claims, including an unsecured claim of $3,394,000 asserted by its former Chief Executive Officer, David Lockton, based on an alleged deferred compensation arrangement. The Company may also assert claims against Mr. Lockton, based on what it believes are his mismanagement, breaches of fiduciary duty and failure to satisfy a contractual condition to his receipt of compensation.

     In September, 1998, Mr. Lockton proposed a plan to the Company's board of directors to take the Company private by offering its current shareholders 10-15% of a new company he planned to organize, valuing the Company's current patent portfolio for that purpose at $5,000,000. Earlier in sworn deposition testimony, Mr. Lockton had testified that if the secured creditors had been allowed to take control of the Company's patent portfolio for $25,000,000 that would be tantamount to "stealing" the Company's patent portfolio. The Company's board of directors has refused to consider Mr. Lockton's "going private" plan, and intends to vigorously exploit the Company's patent portfolio once its Chapter 11 proceeding is concluded, which is expected to occur in January 1999. At that time, the Company will receive $10,000,000 in cash pursuant to the Settlement Agreement with its secured creditors/investors, approximately 70% of which it anticipates will be required to pay its unsecured creditors (and less if the Company is successful in resisting Mr. Lockton's claim for deferred compensation). While the Company has valued its patent portfolio (which constitutes the largest part of its present assets) at $40,000,000 for purposes of the Chapter 11 proceedings, the Company makes no representation as to what the patent portfolio may in fact be worth when the Company is free to exploit it. The Company has in the recent past received and continues to receive indications of interest in its patent portfolio from responsible businesses, including Cable and Wireless Communications and Two Way TV, that it intends to pursue actively once its Chapter 11 proceeding is concluded.

     David Lockton has advised the Company that he and certain other shareholders that he claims together hold 5% of the company's Common Stock, intend to call a special shareholders' meeting to be held on December 30, 1998, for which he intends to solicit proxies to replace the current board of directors. Under S.E.C. regulations the Company may not solicit proxies for a shareholders' meeting until it is in a position to send an annual report, including updated financial statements, to its shareholders. Mr. Lockton, while he was Chief Executive Officer, did not keep the Company's books and records up to date and failed to continue the services of its outside auditors. Current management has requested its former outside auditors to again become its auditors (subject to approval by the Bankruptcy Court), and hopes to have updated financial statements available to send to its shareholders early in 1999, looking to a shareholders' meeting to elect directors sometimes in March 1999. The Company is seeking action in the courts to fix the date of its shareholders' meeting in March 1999, rather than the date sought by Mr.
Lockton. Accordingly, shareholders are requested not to send any proxies to Mr. Lockton until the Company announces the date of its special shareholders' meeting fixed by the Court, and has an opportunity to send its own proxy material to shareholders. At that time, the Company would expect to add nominees to its own slate of directors in addition to and/or in replacement of one or more of its current directors. In addition, the Company intends to put in place an Advisory Board, made up of several independent analysts who are expert in the area of intellectual property and technology transfer as related to the Company's patent portfolio, to assist the

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Company in developing the opportunities the Company believes may be available to it in the internet, telecommunications and entertainment industries.

      This news release contains forward-looking statements regarding future events and performance of the Company that involve risks and uncertainties that could cause actual results to differ materially.

     The Company's shareholder relations message center telephone number is 1-650-620-9731.

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